SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-26271

(Check  one)

| X |  Form  10-K  and  Form  10-KSB          |   |  Form  11-K
|   |  Form  20-F     |   |  Form  10-Q and Form 10-QSB     |   |  Form N-SAR

For  the  period  ended  December  31,  2000

|   |  Transition  Report  on  Form  10-K  and  Form  10-KSB
|   |  Transition  Report  on  Form  20-F
|   |  Transition  Report  on  Form  11-K
|   |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
|   |  Transition  Report  on  Form  N-SAR

For  the  transition  period  ended  ____________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:_______________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant:                 First  Capital  International,  Inc.

Former  name  if  applicable:               Not  applicable

Address  of  principal  executive  office:  5120  Woodway,  Suite  9004

City,  State  and  Zip  Code:               Houston,  Texas  77067


                                     PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)

     The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the Company's independent auditors have not completed the process of obtaining evidentiary information that is critical to their ability to report on our consolidated financial statements. The company expects that such evidentiary information will be obtained and that its annual report will be filed on or before April, 15, 2001.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

           Alex  Genin                (713)              629-4866
              (Name)               (Area  Code)     (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                   | X |  YES               |   |  No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                   | X |  YES               |   |  No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

     A reasonable estimate of results of operations cannot be made because the financial statements have not been completed.

                        First Capital International, Inc.
                   (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


April  2,  2001                    _________________________________________
                                   By     /s/    Alex  Genin
                                                 Alex  Genin
                                                 Director, CEO and President


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EXHIBIT A

HAM                                          11550  Fuqua,  Suite  475
  LANGSTON  &                                Houston,  TX  77034
    BREZINA,  L.L.P.                         Bus:     281/431-1040
Certified  Public  Accountants               Fax:     281/481-8485

--------------------------------------------------------------------------------

March  29  2001



Mr.  Alex  Genin
President  and  Chief  Executive  Officer
First  Capital  International.  Inc.
5120  Woodway,  Suite  9004
Houston,  Texas  77056

Dear  Mr.  Genin:

In order to complete our audit of the consolidated financial statements of First Capital International Inc. (the "Company") for the year ended December 31,2000, we will need additional time beyond March 31, 2001 due to the timing of receipt of certain evidential information, we have not had adequate time to complete our audit procedures on certain of the Company's subsidiaries. Additionally, we need to obtain the following information that could have an impact on our audit:

- Responses from attorneys that provided legal assistance to the Company in 2000.

-    Confirmations of outstanding stock and cash balances at December 31, 2000.

Upon completion of our audit procedures, we must complete various administrative matters prior to issuance of our report on the Company's consolidated financial statements.

Please  call  me  with  my  questions  concerning  this  letter.


Sincerely.

/s/  Stanley  R.  Langston

Ham,  Langston  &  Breznia,  L.L.P.


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